Filed Pursuant to Rule 424(b)(3)
                                        File Number 333-46495
                                        File Number 333-46495-01

       FOURTH SUPPLEMENT TO THE OFFER AND CIRCULAR DATED OCTOBER 19, 1998


THIS DOCUMENT IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. IF YOU HAVE ANY QUESTIONS AS TO HOW TO DEAL WITH IT, YOU SHOULD CONSULT YOUR PROFESSIONAL ADVISORS. NO SECURITIES COMMISSION OR SIMILAR AUTHORITY IN CANADA OR THE UNITED STATES HAS IN ANY WAY PASSED UPON THE MERITS OF THE SECURITIES OFFERED HEREUNDER AND ANY REPRESENTATION TO THE CONTRARY IS AN OFFENCE. INFORMATION RELATING TO SMITHFIELD FOODS HAS BEEN INCORPORATED BY REFERENCE FROM DOCUMENTS FILED BY SMITHFIELD WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND THE CANADIAN SECURITIES REGULATORY AUTHORITIES AND MAY BE OBTAINED ON REQUEST WITHOUT CHARGE FROM THE SECRETARY OF SMITHFIELD FOODS AT 200 COMMERCE STREET, SMITHFIELD, VIRGINIA, 23430.

                                NOTICE OF CHANGE


                                     TO THE

                              OFFERS TO PURCHASE

 ANY AND ALL OF THE OUTSTANDING COMMON SHARES AND CLASS A NON-VOTING SHARES OF

                             SCHNEIDER CORPORATION
                                      BY

                           SMITHFIELD CANADA LIMITED
                         A WHOLLY-OWNED SUBSIDIARY OF

                            SMITHFIELD FOODS, INC.



     This is a Supplement to Smithfield Canada's Offer and Circular dated October 19, 1998, as previously supplemented on October 26, 1998, November 6, 1998 and November 18, 1998 (the "Offer and Circular"), and should be read in conjunction therewith. The Offer and Circular is incorporated by reference in this Supplement. Capitalized terms used in this Supplement without definition have the meanings ascribed to them in the Offer and Circular.


     Smithfield Canada Limited has offered to purchase, upon the terms and subject to the conditions described in the Offer and Circular, each outstanding Common Share and each Class A non-voting Share (including Class A Shares issuable upon exercise of outstanding Options) of Schneider Corporation for
0.5415 of an Exchangeable Share of Smithfield Canada. Each whole Exchangeable Share will be exchangeable for one share of the common stock of Smithfield Foods. Smithfield Canada is a newly-incorporated, wholly-owned subsidiary of Smithfield Foods. The Offers are open for acceptance (by Shareholders who did not tender their Schneider Shares by November 18, 1998) until 5:00 p.m. (local time at place of deposit) on December 1, 1998.


     The closing price of the shares of Smithfield Common Stock on the Nasdaq National Market on November 20, 1998 was US$25.0625. Based on such closing price and using the United States/Canada currency exchange rate in effect on that date (the Noon Spot Rate), the value of 0.5415 of a share of Smithfield Common Stock was C$20.97.


     The dealer manager for the Smithfield Offers (defined below) is First Marathon Securities Limited. Questions and requests for assistance may be directed to the Dealer Manager or to CIBC Mellon Trust Company, the Depositary for the Smithfield Offers. Additional copies of this document, the Offer and Circular and related materials may be obtained without charge on request from the Depositary at its Toronto office specified on the back page of this document.


     FOR A DISCUSSION OF RISK FACTORS TO BE CONSIDERED BY SHAREHOLDERS IN EVALUATING WHETHER TO ACCEPT THE OFFERS, SEE "RISK FACTORS" BEGINNING ON PAGE 16 OF THE OFFER AND CIRCULAR.


November 23, 1998

1. RECENT DEVELOPMENTS

     SMITHFIELD FOODS REPORTS RECORD SECOND QUARTER EARNINGS

     Smithfield Foods today reported record second quarter earnings in fiscal 1999. Net income in the quarter ended November 1, 1998 increased to US$18.5 million, or US$.47 per diluted share, from US$15.5 million, or US$.39 per diluted share, in the same quarter a year ago.

     Net income in the first six months of fiscal 1999 increased to US$13.2 million, or US$.33 per diluted share, from net income of US$9.0 million, or US$.23 per diluted share, in the six month period a year ago. The net income in the first half of fiscal 1998 included a non-recurring charge of US$12.6 million (US$.32 per diluted share), which reflected penalties imposed against Smithfield Foods in a case brought by the U.S. Environmental Protection Agency. The judgment has been appealed. Excluding the non-recurring charge, the Smithfield Foods had net income of US$21.6 million, or US$.55 per diluted share, in the first half of fiscal 1998.

     Sales for the second quarter of fiscal 1999 were US$874.4 million, down from US$982.7 million in the same quarter of fiscal 1998. Sales for the first six months of fiscal 1999 were US$1.7 billion, down from US$1.9 billion in the same six-month period a year ago. The decrease in sales in both periods was due to lower unit selling prices for Smithfield's products, reflecting substantially lower hog and raw material prices, which were not totally offset by increased unit sales volume in each period.

     The record fiscal 1999 second quarter net income reflected substantially improved operating results at Smithfield's Meat Processing Group which more than compensated for losses at Smithfield's Hog Production Group.

     The Meat Processing Group experienced sharply higher margins, especially on sales of fresh pork, in this fiscal year's second quarter. While margins on sales of processed meats were up, overall results in the processed meats area of the Group's business were adversely affected by a sharp drop in exports of hot dogs to Russia.

     The Hog Production Group experienced a sharp reversal in profitability in the current year's second quarter due to the lowest hog prices since 1971. The Hog Production Group incurred a net loss of US$.22 per diluted share in this year's second quarter compared to net income of US$.08 per diluted share in the same quarter of fiscal 1998.

     "Our second quarter results reinforces our belief that being vertically integrated to the extent that we are takes the peaks and valleys out of our earnings and, in effect, makes them more stable as well as predictable," Luter stated.

     "The brisk rate of business in the first three weeks of November further confirms our expectation that fiscal 1999 third quarter earnings should set a record," Luter said.

     This Supplement may contain "forward-looking" information within the meaning of United States federal securities laws. The forward-looking information may include, among other information, statements concerning Smithfield Foods' outlook for the future. There may also be other statements of beliefs, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. The forward-looking information and statements in this news release are subject to known and unknown risks and uncertainties, including availability and prices of raw materials, product pricing, competitive environment and related market conditions, operating efficiencies, access to capital, integration of acquisitions and changes in, or the failure or inability to comply with, governmental regulation, including without limitation environmental and health regulations, that could cause actual results to differ materially from those expressed in or implied by the information or statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
SMITHFIELD FOODS, INC. AND SUBSIDIARIES
(ALL FIGURES ARE IN UNITED STATES DOLLARS)

                                            13 WEEKS ENDED       13 WEEKS ENDED       26 WEEKS ENDED       26 WEEKS ENDED
(IN THOUSANDS, EXCEPT PER SHARE DATA)      NOVEMBER 1, 1998     OCTOBER 26, 1997     NOVEMBER 1, 1998     OCTOBER 26, 1997
---------------------------------------   ------------------   ------------------   ------------------   -----------------
Sales .................................       $ 874,378            $ 982,699           $ 1,740,201          $ 1,897,662
Cost of sales .........................         756,914              888,729             1,549,960            1,728,508
                                              ---------            ---------           -----------          -----------
Gross profit ..........................         117,464               93,970               190,241              169,154
Selling, general and administrative
 expenses .............................          65,974               53,177               123,971              102,369
Depreciation expense ..................          14,015               10,353                26,954               20,068
Interest expense ......................          10,916                8,036                20,622               15,403
Nonrecurring charge(1) ................              --                   --                    --               12,600
                                              ---------            ---------           -----------          -----------
Income before income taxes(1) .........          26,559               22,404                18,694               18,714
Income taxes ..........................           8,078                6,856                 5,538                9,707
                                              ---------            ---------           -----------          -----------
Net income(1) .........................       $  18,481            $  15,548           $    13,156          $     9,007
                                              ---------            ---------           -----------          -----------
Net income per common share:
 Basic(1) .............................       $     .48            $     .41           $       .35          $       .24
 Diluted(1) ...........................             .47                  .39                   .33                  .23
                                              ---------            ---------           -----------          -----------
Average common shares outstanding:
 Basic ................................          38,273               37,527                37,905               37,527
 Diluted ..............................          39,599               39,666                39,807               39,639
                                              ---------            ---------           -----------          -----------

(1) Reflects a nonrecurring charge of $12.6 million ($.32 per diluted share) for the 26 weeks ended October 26, 1997 related to civil penalties in an environmental case.

2. STATUTORY RIGHTS

     Securities legislation in certain of the provinces and territories of Canada provides holders of Schneider Shares with, in addition to any other rights they may have at law, rights of recission or to damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to the holders of Schneider Shares. However, such rights must be exercised within prescribed time limits. Holders of Schneider Shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights, or consult with a lawyer.


                           APPROVAL AND CERTIFICATE

     The contents of the Offer and Circular (including the documents incorporated by reference therein) and this Supplement have been approved, and the sending, communication or delivery thereof to the Shareholders of Schneider Corporation has been authorized by, the Board of Directors of Smithfield Canada Limited. The foregoing contain no untrue statement of a material fact and do not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing do not contain any misrepresentation likely to affect the value or the market price of the securities which are the subject of the Offers, as varied by this Supplement.

Dated: November 23, 1998.

 (Signed) Joseph W. Luter, III                (Signed) Aaron D. Trub
  Chief Executive Officer                      Chief Financial Officer

                      On behalf of the Board of Directors




   (Signed) Rene R. Sorell                    (Signed) Graham P.C. Gow
    Director                                   Director

                       THE DEPOSITARY FOR THE OFFERS IS


                           CIBC MELLON TRUST COMPANY


              FOR DELIVERY BY MAIL AND BY FACSIMILE TRANSMISSION:

                           CIBC MELLON TRUST COMPANY
                                 P.O. Box 1036
                         Adelaide Street Postal Station
                                Toronto, Ontario
                                    M5C 2K4
                          Attention: Special Projects
                           Telephone: (416) 643-5500
                           Toll Free: 1-800-387-0825
                              Fax: (416) 643-3148

                       FOR DELIVERY BY HAND OR COURIER:

                           CIBC Mellon Trust Company
                                199 Bay Street
                              Commerce Court West
                                Securities Level
                               Toronto, Ontario
                                    M5L 1G9
                           Attention: Courier Window


         MONTREAL                      CALGARY                        VANCOUVER
  2001 University Street          600 The Dome Tower                  Mall Level
        16th Floor             333 Seventh Avenue S.W.        1177 West Hastings Street
       Montreal, PQ                   6th Floor                     Vancouver, BC
          H3A 2A6                    Calgary, AB                       V6E 2K3
                                       T2P 2Z1

         WINNIPEG                      HALIFAX                          REGINA
    330 St. Mary Avenue           1660 Hollis Street         1080 - 2002 Victoria Avenue
         Suite 201         Centennial Building, Main Floor            Regina, SK
       Winnipeg, MB                  Halifax, NS                       S4P 0R7
          R3C 3Z5                      B3J 1V7

                      THE DEALER MANAGER OF THE OFFERS IS

                       FIRST MARATHON SECURITIES LIMITED


                       First Marathon Securities Limited
                               The Exchange Tower
                             2 First Canadian Place
                            Suite 3200, P.O. Box 21
                                Toronto, Ontario
                                    M5X 1J9


                              Tel: (416) 869-3707
                              Fax: (416) 869-6411